Exhibit 99.1

Unaudited Pro Forma Condensed CONSOLIDATED Combined Financial Information

Capitalized but undefined terms included below have the same meaning as terms defined and included in Namib Minerals’ Post-Effective Amendment to its Registration Statement on Form F-4 (333-283650) filed with the Securities and Exchange Commission on April 15, 2025.

Introduction

Namib Minerals is providing the following unaudited pro forma condensed consolidated combined financial statements to aid you in your analysis of the financial aspects of the Business Combination.

The unaudited pro forma condensed consolidated combined statement of financial position as of December 31, 2024, gives effect to the Business Combination as if it occurred on December 31, 2024. The unaudited pro forma condensed consolidated combined statement of profit or loss for the year ended December 31, 2024 gives effect to the Business Combination as if it had been completed on January 1, 2024.

The unaudited pro forma condensed consolidated combined financial information has been derived from and should be read in conjunction with, the historical financial statements and related notes of Greenstone and HCVI for the applicable periods incorporated by reference in Namib Minerals’ Shell Company Report on Form 20-F of which this document is an exhibit..

The unaudited pro forma condensed consolidated combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed consolidated combined financial information may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Description of the Business Combination

Pursuant to the Business Combination Agreement, Company Merger Sub merged with and into Greenstone, with Greenstone continuing as the surviving company and becoming a wholly-owned subsidiary of Namib Minerals, and SPAC Merger Sub merged with and into HCVI, with HCVI continuing as the surviving company, and becoming a wholly-owned subsidiary of Namib Minerals.

Pursuant to the Business Combination Agreement each of the following transactions occurred:

●	SPAC Common Stock: each share of SPAC Class A and Class B Common Stock (collectively “SPAC Common Stock”) was cancelled in exchange for the right to receive one (1) ordinary share of Namib Minerals, par value $0.0001 per share (a “Namib Ordinary Share”).

●	SPAC Warrants: each SPAC Warrant issued by HCVI ceased to represent a right to acquire the number of shares of SPAC Common Stock and was converted into a right to acquire the same number of the Namib Ordinary Shares (the “Warrants”) on substantially the same terms as were in effect immediately prior to the close of the Business Combination.

●	Company Shares: each share of the Greenstone’s share capital shall be exchanged for such fraction of a newly issued Namib Ordinary Share that is equal to the Exchange Ratio.

Pursuant to the Sponsor Letter Agreement, Hennessy Capital Partners VI LLC (the “Sponsor”), forfeited 7,544,318 shares of SPAC Common Stock.

Polar Subscription Agreements

HCVI entered into Polar Subscription Agreement I and Polar Subscription Agreement II with HCG, the Sponsor, and Polar, pursuant to which Polar provided an aggregate of $2,650,000 in cash contributions to cover HCVI’s working capital expenses. The Sponsor has agreed to repay the cash consideration, and 880,000 Namib Ordinary Shares were issued by Namib Minerals pursuant to the terms of Polar Subscription Agreement I and Polar Subscription Agreement II.

Special Meeting of Stockholders

On May 6, 2025, HCVI, held a special meeting of stockholders during which the stockholders of HCVI exercised their right to redeem 3,168,984 shares of SPAC Class A Common Stock for cash at a redemption price of approximately $10.89 per share, for an aggregate redemption amount of approximately $34.5 million. After the satisfaction of such redemptions, the balance in the Company’s Trust Account was approximately $1.2 million.

Capitalization

The following summarizes the pro forma Namib Ordinary Shares immediately following the Closing:

	Post-Business Combination	%
Sponsor, Polar, and Permitted Transferees	4,575,000	9%
Other Initial Shareholders	125,000	0%
SPAC Public Stockholders	107,469	0%
Greenstone Rollover Shares	48,869,960	91%
Namib Ordinary Shares at Closing	53,677,429	100%

Unaudited Pro Forma condensed consolidated combined statement of financial position
As of December 31, 2024
(U.S. Dollars, in thousands)

			IFRS Policy
			and		Transaction
	Historical	Historical	Presentation		Accounting
	Greenstone Corporation	HCVI	Alignment (Note 2)		Adjustments (Note 4)		Pro Forma Combined
Assets
Current assets
Inventories	$3,188	$—	$—		$—		$3,188
Trade and other receivables, net	3,752	—	—		—		3,752
Amounts due from related party	765	—	—		—		765
Cash and cash equivalents	698	889	—		35,476	A	1,341
					(41)	D
	—	—	—		(1,170)	F	—
					(34,511)	E
Prepaid expenses	—	15	—		—		15
Short-term prepayments	548	—	—		—		548
Excise duty indemnification	—	—	—		3,574	C	3,574
Total current assets	8,951	904	—		3,328		13,183
Non-current assets
Property, plant and equipment, net	37,044	—	—		—		37,044
Exploration and evaluation assets, net	987	—	—		—		987
Long-term prepayments	3,922	—	—		—		3,922
Cash held in Trust Account	—	35,476	—		(35,476)	A	—
Staff loan receivables	135	—	—		—		135
Total non-current assets	42,088	35,476	—		(35,476)		42,088
Total Assets	$51,039	$36,380	$—		$(32,148)		$55,271
Liabilities
Current liabilities
Trade and other payables	$31,451	$288	$—		$7,374	F	$39,113
Current tax liabilities	8,990	—	—		—		8,990
Borrowings-current portion	1,142	—	—		—		1,142
Bank overdraft	1,013						1,013
Amounts due to related parties	3,389	—	—		—		3,389
Accrued liabilities	—	7,035	—		(7,035)	F	—
Extension notes payable	—	9,520	—		(9,520)	L	—
Working capital loans – related party	—	341	—		(341)	F	—
Deferred compensation – related parties	—	1,186	—		(1,186)	F	—
Excise tax payable	—	3,229	—		345	C	3,574
Earn out liability	—	—	—		112,000	M	112,000
Franchise and income taxes payable		41	—		(41)	D	—
Common stock subject to possible redemption		—	35,436	K	(35,436)	B	—
Total current liabilities	45,985	21,640	35,436		66,160		169,221
Non-Current liabilities
Provision for rehabilitation cost	26,389	—	—		—		26,389
Borrowings	1,374	—	—		—		1,374
Deferred tax liability	8,217	—	—		—		8,217
Derivative warrant liabilities	—	2,229	—		4,830	N	7.059
Deferred underwriting compensation	—	—	—		—		—
Total non-current liabilities	35,980	2,229	—		4,830		43,039
Total Liabilities	$81,965	$23,869	$35,436		$70,990		$212,260
Class A common stock subject to possible redemption	—	35,436	(35,436)	K	—		—
EQUITY
Shareholder’s equity
Ordinary Shares	—	—	—		5	I	5
Class A common stock	—	—	—		—		—
Class B common stock	—	1	—		(1)	G	—
Share capital	1	—	—		(1)	I	—
Share premium	—	—	—		35,436	B	(92,222)
			—		1	G	—
	—	—	—		(22,926)	H	—
	—	—	—		(4)	I	—
	—	—	—		37,092	J	—
					(34,511)	E
	—	—	—		9,520	L	—
	—	—	—		(112,000)	M	—
					(4,830)	N	—
Additional paid-in capital	—	9,995	—		(9,995)	H	—
Shareholders’ deficit	(30,927)	(32,921)	—		3,229	C	(64,772)
	—	—	—		18	F	—
	—	—	—		32,921	H	—
	—	—	—		(37,092)	J	—
Total Equity	(30,926)	(22,925)	—		(103,138)		(156,989)
Total Liabilities, Class A common stock subject to possible redemption and Equity	51,039	36,380	—		(32,148)		55,271

See accompanying notes to unaudited pro forma condensed consolidated combined financial information.

Unaudited pro forma condensed consolidated combined
statement of profit or loss
For the Year Ended December 31, 2024
(U.S. Dollars, in thousands, except for per share data)

			IFRS Policy
			and	Transaction
	Historical	Historical	Presentation	Accounting
	Greenstone Corporation	HCVI	Alignment (Note 2)	Adjustments (Note 4)		Pro Forma Combined
Revenue	$85,882	$—	$—	$—		$85,882
Production costs	(38,671)	—	—	—		(38,671)
Depreciation	(4,141)	—	—	—		(4,141)
Royalties	(4,281)	—	—	—		(4,281)
Gross profit	38,789	—	—	—		38,789
Other income	716	—	—	—		716
Administrative expenses	(20,101)	(6,661)	—	17	AA	(63,657)
			—	180	CC	—
			—	(37,092)	DD	—
Allowance for credit losses, net of recoveries	(13)	—	—	—		(13)
Foreign exchange gain	1,016	—	—	—		1,016
Impairment	(5,724)					(5,724)
Estimated fair value of Founder Shares provided in Non-Redemption Agreements	—	(8,170)	—	—		(8,170)
Operating profit (loss)	14,683	(14,831)	—	(36,895)		(37,043)
Finance cost	(1,522)	—	—	—		(1,522)
Related party credit loss	(1,426)	—	—	—		(1,426)
Interest income	14	—	—	—		14
Financial guarantee remeasurement	2,746	—	—	—		2,746
Interest income earned on Trust Account	—	2,550	—	(2,550)	BB	—
Other Interest Income	—	23	—	—		23
Change in fair value of extension notes payable	—	(6,870)	—	6,870	FF	—
Change in fair value of derivative warrant liabilities	—	(1,115)	—	—		(1,115)
Profit (loss) before taxation	14,495	(20,243)	—	(32,575)		(38,323)
Income tax expense	(10,907)	(506)	—	1,604	EE	(9,809)
Profit (loss) for the year	$3,588	$(20,749)	$—	$(30,971)		$(48,132)

Loss per share
Basic loss per share	4.00	(1.24)				(0.90)
Diluted loss per share	4.00	(1.24)				(0.90)

See accompanying notes to unaudited pro forma condensed consolidated combined financial information.

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

Basis of Pro Forma Presentation

The unaudited pro forma condensed consolidated combined financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed consolidated combined statement of financial position as of December 31, 2024 gives effect to the Business Combination as if it occurred on December 31, 2024. The unaudited pro forma condensed consolidated combined statement of profit or loss for the year ended December 31, 2024 gives effect to the Business Combination as if it had been completed on January 1, 2024. Management has made significant estimates and assumptions in its determination of the pro forma adjustments, which are described in these notes. Management believes the methodologies and assumptions used provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated combined financial information.

The unaudited pro forma condensed consolidated combined financial statements do not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The historical consolidated financial statements of Greenstone have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The historical financial statements of HCVI have been prepared in accordance with U.S. GAAP. The financial statements of HCVI have been converted to IFRS Accounting Standards as issued by the IASB for the purposes of presentation in the unaudited pro forma condensed consolidated combined financial information.

2.	IFRS Policy and Presentation Alignment

The historical financial information of HCVI has been adjusted to give effect to the differences between U.S. GAAP and IFRS Accounting Standards as issued by the IASB for the purposes of the unaudited pro forma condensed consolidated combined financial information. Based on a preliminary analysis, the only adjustment required to convert HCVI’s financial statements from U.S. GAAP to IFRS Accounting Standards for purposes of the unaudited pro forma condensed consolidated combined financial information was to reclassify SPAC Class A Common Stock subject to possible redemption to current financial liabilities under International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”), as HCVI’s stockholders have the right to redeem their Public Shares and HCVI has the irrevocable obligation to deliver cash or another financial instrument for such redemption. As a result of this adjustment, there is also an adjustment to present the accretion of SPAC Class A Common Stock subject to possible redemption as an expense, historically recognized directly in equity under U.S. GAAP.

Further, as part of the preparation of the unaudited pro forma condensed consolidated combined financial information, certain reclassifications were made to align HCVI’s historical financial information in accordance with the presentation of Greenstone’s historical financial information.

3.	Accounting Treatment

Business Combination

The Business Combination is accounted for as a capital reorganization in accordance with IFRS Accounting Standards. Under this method of accounting, while HCVI is the legal acquirer, it is treated as the “acquired” company, and Greenstone is the “acquirer” for accounting and financial reporting purposes. Since HCVI does not meet the definition of a “business” pursuant to IFRS 3, Business Combinations, the transaction is accounted for within the scope of IFRS 2, Share-Based Payments. Accordingly, the Business Combination is treated as the equivalent of Greenstone issuing shares for the net assets of HCVI, with the fair value of the shares, in excess of the net assets of HCVI, being accounted for as a stock exchange listing expense under IFRS 2. The net assets of HCVI are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of Greenstone.

Earnouts

During the period between the close of the Business Combination and 8th anniversary of the Closing Date, Namib Minerals shall issue up to 30 million Namib Ordinary Shares to the shareholders of Greenstone (as determined on the Closing Date), when the relevant milestones are achieved.

Management determined the Company Earnouts are not compensatory in nature and therefore not within the scope of IFRS 2. The Company Earnouts are not treated as a component of the equity exchange between Greenstone and HCVI and have the effect of reducing the value of the Namib Ordinary Shares issued to HCVI. The Company Earnouts are accounted for as derivative liabilities under IAS 32/IFRS 9.

Warrants

The Warrants issued are a replacement of the SPAC Warrants and represent liabilities assumed in the Business Combination. The Warrants are not part of the consideration issued by Greenstone to acquire HCVI. The Warrants are derivative liabilities under IAS 32/IFRS 9.

4.	Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Financial Information

The unaudited pro forma condensed consolidated combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Statement of Financial Position

The adjustments included in the unaudited pro forma condensed consolidated combined financial position as of December 31, 2024 are as follows:

A.	Represents the reclassification of the remaining $35.5 million of cash and cash equivalents held in the Trust Account at the financial position date that becomes available to fund the Business Combination.

B.	Reflects the reclassification of 3,276,453 of SPAC Class A Common Stocks subject to possible redemption to Namib Ordinary Shares with a par value of $0.0001 per share and share premium.

C.	Reflects the indemnification by Sponsor of Namib Minerals, SPAC, and Greenstone and their respective affiliates from any and all excise taxes of SPAC. Excise tax payable is $3.6 million.

D.	Reflects the settlement of existing HCVI liabilities other than those related to SPAC Transaction Expenses upon the consummation of the Business Combination.

E.	Reflects the redemption of 3,168,984 shares of SPAC Class A Common Stock for redemption payments of $34.5 million, allocated to SPAC Common Stock and share premium using par value of $0.0001 per share at a pro rata redemption price of $10.89 per share.

F.	Represents the accrual at Closing of the incurred Company Transaction Expenses and extinguishment of accrued SPAC Transaction Expenses as follows:

1)	Represents the accrual at Closing of $7.7 million of incurred and estimated Company Transaction Expenses total inclusive of advisory, banking, printing, legal and accounting fees that are expensed as a part of the Business Combination, as they are listing costs under IAS 32. This amount is incremental to the Company Transaction Expenses accrued within Trade and other payables as of 12/31/24.

2)	Represents the extinguishment of $8.9 million of accrued SPAC Transaction Expenses. In accordance with the terms of the Business Combination Agreement which require the Sponsor to ensure neither HCVI, Namib Minerals, or Greenstone has any liability with respect to any unpaid SPAC Transaction Expenses, the accrued SPAC Transaction Expenses are not an obligation of Namib Minerals or its subsidiaries.

G.	Reflects the Sponsor’s related adjustment as part of the Business Combination as specified below:

1)	Forfeiture of 7,544,318 Shares of SPAC Class A Common Stock held by the Sponsor as prescribed in the Sponsor Letter Agreement.

2)	Recognition of the reclassification of 11,364,318 SPAC Class B Common Stock into Namib Ordinary Shares at the Closing, net of the forfeitures described in G1 above.

H.	Reflects as part of the recapitalization at the Closing the elimination of Accumulated deficit and Additional paid in capital of HCVI amounting to $32.9 million and $10.0 million, respectively.

I.	Reflects the conversion of Greenstone Rollover Shares into 48,869,960 Namib Ordinary Shares.

J.	Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the sum of the fair value of Namib Ordinary Shares issued, as compared to the fair value of HCVI’s identifiable net assets at the date of the Business Combination, resulting in a $37.1 million decrease to accumulated deficit. The fair value of shares issued is based on a market price of $11.40 per share as of the Closing Date.

The stock-based compensation expense under IFRS 2, which is a non-cash and non-recurring expense, is summarized below:

Fair value of Namib Ordinary Shares issued to SPAC Public Stockholders	$1,225,417
Fair value of Namib Ordinary Shares issued to Sponsor	43,548,000
Fair value of all the consideration issued by target to acquire the SPAC	$44,773,147
Less: Net assets of HCVI	7,680,849
IFRS 2 charge for listing services	$37,092,297

K.	See Note 3 for explanation of IFRS Accounting Standards policy and presentation adjustment to common stock.

L.	Reflects the issuance of 880,000 of Namib Ordinary Shares to Polar pursuant to the Polar Subscription Agreements.

M.	Reflects the recognition of the Company Earnout, which is classified as a liability at fair value in accordance with the requirements of IAS 32.

N.	Reflects the change in fair value of the Warrants based on the fair value as of the Closing Date.

Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Statements of Profit or Loss

The transaction accounting adjustments included in the unaudited pro forma condensed consolidated combined statements of profit or loss for the year ended December 31, 2024 are as follows:

AA.	Reflects a net adjustment related to estimated transaction costs:

●	$8.8 million Greenstone transaction costs incurred at Closing and recorded as an expense in relation to the Business Combination. Transaction costs are reflected as if incurred on January 1, 2024, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed consolidated combined statement of operations.

●	$8.9 million reduction of transaction cost expense related to accrued SPAC Transaction Expenses which are not an obligation of Namib Minerals in accordance with the terms of the Business Combination Agreement.

BB.	Reflects the elimination of interest earned on cash and marketable securities held in the Trust Account.

CC.	Reflects the elimination of historical expenses related to HCVI’s office space and secretarial and administrative services. Pursuant to the Administrative Support Agreement, the services terminated upon the consummation of the Business Combination.

DD.	Reflects the expense recognized of $37.1 million, in accordance with IFRS 2, for the difference between the fair value of Namib Ordinary Shares issued, as compared to the fair value of HCVI’s identifiable net assets at the date of the Business Combination, as described in (J). The fair value of shares issued is based on a market price of $11.40 per share as of the Closing Date.

EE.	Reflects the estimated income tax impact related to the pro forma adjustments. The tax impact of the pro forma adjustments was determined based on the jurisdiction in which the adjustment was incurred. The listing charge expense (DD) was not taxed as it is an expense incurred by the Company, a Cayman Islands exempted company for tax purposes. Similarly, transaction costs incurred by Greenstone were not taxed, as Greenstone is also a Cayman Islands exempted company. The tax impact of the pro forma adjustments to income or expense which were incurred by HCVI were determined based on the effective tax rate of HCVI for each period presented.

FF.	Reflects the reversal of the change in fair value of the Extension Notes Payable as part of settling the Polar Subscription Agreement I and Polar Subscription Agreement II in cash.

5.	Pro Forma Loss Per Share Information

The pro forma loss per share information is derived from the earnings per share calculated with the number of shares outstanding at the Closing Date and the issuance of additional shares issued due to the Business Combination, treated as if they were outstanding from January 1, 2024. This treatment aligns with the presentation of the Business Combination as if it occurred at the start of the period, with all related shares considered issued for the full duration.

The unaudited pro forma condensed consolidated combined financial information has been prepared for the year ended December 31, 2024:

(USD in thousands, except share data)	Year Ended December 31, 2024
Numerator:
Pro forma net loss	$48,132
Denominator:
Public Stockholders	107,469
Sponsor, Polar and Permitted Transferees	4,575,000
Other Initial Shareholders	125,000
Company Shareholders	48,869,960
Weighted average common shares outstanding – basic and diluted(1)	53,677,429
Net loss per share attributable to common stockholders – basic and diluted	$0.90

(1)	Conversion of Warrants, the issuance of Company Earnout shares, and the issuance of Namib Ordinary Shares under the Equity Incentive Plan may result in dilution after the Closing Date. Potential dilution related to Warrants will be dependent on current period profit or loss and the exercise price relative to the fair value. Potential dilution related to the Company Earnout shares will be dependent on the Company’s ability to meet the specified milestone achievements.